UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-41576

ECARX Holdings Inc.

(Registrant’s Name)

 16/F, Tower 2, China Eastern Airline Binjiang Center
277 Longlan Road
Xuhui District, Shanghai 200041
People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Closing of the Business Combination and Nasdaq Listing

On December 21, 2022, ECARX Holdings Inc. (the “Company”) issued a press release announcing (i) the closing of the business combination contemplated by the Agreement and Plan of Merger, dated as of May 26, 2022, by and among the Company, COVA Acquisition Corp., Ecarx Temp Limited, and Ecarx&Co Limited and (ii) the listing of the Company’s Class A ordinary shares and warrants on the Nasdaq Stock Market LLC.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBITS

Exhibit 99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECARX Holdings Inc.

Date: December 21, 2022	By:	/s/ SHEN Ziyu
Name: SHEN Ziyu
Title: Director

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